Jefferies & Company, Inc.

520 Madison Avenue

New York, NY 10022

U.S.A.

December 7, 2009

Re:	China Nuokang Bio-Pharmaceutical Inc.

Registration Statement on Form F-1

(Registration File No. 333-163250)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters of the offering, wish to advise you that we have made necessary arrangements to distribute the preliminary prospectus dated November 20, 2009 for the offering by Friday, November 20, 2009, approximately as follows:

188 copies to co-managers

520 copies to institutional investors

10   copies to individuals

Total:  718

The Financial Industry Regulatory Authority (“FINRA”) is still reviewing the above-captioned proposed offering with respect to the fairness of the terms and arrangements of the offering. We will notify you immediately when we receive the final determination from FINRA.

We confirm that we, in our capacity as representative of the several underwriters of the offering, are aware of our obligations under the Act and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of China Nuokang Bio-Pharmaceutical Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 pm, New York City time, on December 9, 2009, or as soon thereafter as practicable.

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Securities and Exchange Commission

Very truly yours,

As representative of the several Underwriters

JEFFERIES & COMPANY, INC.

By:	/s/ Sage Kelly
Name:	Sage Kelly
Title:	Managing Director

SIGNATURE PAGE TO UNDERWRITERS’ ACCELERATION REQUEST